AEGIS CAPITAL CORP.

December 14, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	BiondVax Pharmaceuticals Ltd.
Registration Statement on Form F-1 File No. 333-267648

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby joins BiondVax Pharmaceuticals Ltd. in requesting that the Securities and Exchange Commission take appropriate action to accelerate the effective date of the above-referenced registration statement on Form F-1, as amended, so as to become effective on Thursday, December 15, at 4:15 PM Eastern Time, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that we will distribute as many electronic copies of the proposed form of preliminary prospectus as it appears to be reasonable to secure adequate distribution.

Very truly yours,

Aegis Capital Corp.

/s/ Robert J. Eide
Robert J. Eide
Chief Executive Officer

810 Seventh Avenue, 18th floor, New York, New York 10019 (212) 813-1010/Fax (212) 813-1047

Member FINRA, SIPC